Exhibit 99.14

Suriname: TotalEnergies announces
another successful well in offshore Block 58

Paris, July 29, 2021 – TotalEnergies and APA Corporation have encountered oil in the Sapakara South-1 well on Block 58 off the coast of Suriname. This announcement follows previous discoveries at Maka Central, Sapakara West, Kwaskwasi and Keskesi.

Located 4 kilometers south-east of the Sapakara West-1 discovery, Sapakara South-1 was drilled in a water depth of about 850 meters. Sapakara South encountered 30 meters net pay of oil, in a good quality Campano-Maastrichtian reservoir.

“We are pleased by this new successful well at Sapakara South-1, very similar to the one announced in Keskesi earlier this year. These repeated positive results confirm our strategy which targets large resource volumes at low development costs.” declared Kevin McLachlan, Senior Vice President Exploration at TotalEnergies. “As the operator of the prolific block 58, this encourages us to continue our effort, jointly with our partner, to add to the resource base while conducting the appraisal operations designed to prove a commercial oil development.”

The drilling operations will continue with the Maersk Valiant drillship. TotalEnergies is the operator, holding a 50% working interest and Apache holding a 50% working interest. Upon completion of the Sapakara South -1 well, the rig will move to drill the Bonboni – 1 well in Block 58.

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About TotalEnergies

TotalEnergies is a broad energy company that produces and markets energies on a global scale: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, clean, reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations : +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations : +44 (0)207 719 7962 l ir@totalenergies.com

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